January 10, 2014
Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fortress Investment Group LLC (the “Company”)
Form 10-K for the fiscal year ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the quarter ended September 30, 2013
Filed October 31, 2013
File No. 1-33294

Dear Ms. Ciboroski:

We have received the letter, dated December 27, 2013, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and review of the Company’s Form 10-Q for the quarter ended September 30, 2013 (the “Form 10-Q”).

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 97

Note 3 - Management Agreements And Fortress Funds, page 105

Deferred Incentive Income, page 106

1.
We note your disclosure of the summary of the deferred incentive income from the Fortress Funds on an inception-to-date basis. We also note the tables that summarize the information with respect to the Fortress Funds, other than the Castles, and their related incentive income thresholds as of December 31, 2012. It is unclear to us how the amounts of distributed income, gross and recognized, as well as undistributed incentive income disclosed in the table on page 106 reconcile to the amounts disclosed in the Fortress Funds tables. Furthermore, we note in your Form 10-Q for the quarterly period ended September 30, 2013 you disclosed the amount of distributed deferred incentive income from the Fortress Funds that have matured, however, we are still unable to reconcile the amounts of distributed, gross and recognized, as well as undistributed incentive income between these tables. Please tell us and revise your future filings as necessary.

Response
We respectfully inform the Staff that the information necessary to perform the reconciliations is contained within the tables and related footnotes. In future filings, we will amend our presentation to more clearly set forth the reconciliation as described below. For ease of reference, we note that we refer to the table on page 106 as the “deferred incentive income table” and to the Fortress Funds tables as the “incentive income threshold tables.” The amounts within those tables can be reconciled as follows:

•
Distributed incentive income-gross presented in the deferred incentive income table can be reconciled to the incentive income threshold tables by totaling the amounts disclosed under the Distributed Incentive Income column for the

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
January 10, 2014

Private Equity Funds, Credit PE Funds and Credit PE Funds in Investment Period presented in the incentive income threshold tables and subtracting (i) the portion of Fund I distributed incentive income to which the Company is not entitled and (ii) the distributed incentive income amounts for Fortress Funds which are not subject to a clawback provision. The deferred incentive income table does not include amounts for Fortress Funds which are not subject to a clawback provision because such amounts are not deferred.

•
Undistributed incentive income, net of intrinsic clawback presented in the deferred incentive income table can be reconciled to the incentive income threshold tables by totaling the amounts disclosed under the Undistributed Incentive Income column for the Private Equity Funds, Private Equity Funds in Investment Period, Credit PE Funds, Credit PE Funds in Investment Period, Liquid Hedge Funds and Credit Hedge Funds presented in the incentive income threshold tables and subtracting (i) the portion of Fund I undistributed incentive income to which the Company is not entitled and (ii) the amounts disclosed under the Gross Intrinsic Clawback column for the Private Equity Funds and Credit PE Funds presented in the incentive income threshold table.

•
Distributed incentive income-recognized can be calculated by subtracting the distributed incentive income-gross amount (presented in the deferred incentive income table) from the distributed incentive income-unrecognized amount (presented in the deferred incentive income table). We respectfully inform the Staff that the amount of distributed incentive income-recognized changes based on the recognition of previously deferred incentive income from the Company’s Private Equity Funds and Credit PE Funds as disclosed in our “Management Fees and Incentive Income” table in Note 3 (page 105) to our consolidated financial statements included in our Form 10-K and Note 2 (page 10) to our consolidated financial statements included in our Form 10-Q.

We respectfully inform the Staff that in our future filings we will disclose the requested numerical reconciliations in footnotes to the deferred incentive income table. We expect the new disclosures to be substantially similar to the following:

The amounts set forth under Distributed-Gross can be reconciled to the incentive income threshold tables as follows:

		Year ended December 31, 2012	Nine months ended September 30, 2013
		(Form 10-K pages 107-108)	(Form 10-Q pages 12-13)

Distributed incentive income - Private Equity Funds		$850,967	$862,263
Distributed incentive income - Credit PE Funds		280,594	380,527
Distributed incentive income - Credit PE Funds in Investment Period		86,423	84,091
Less:
Fortress Funds which are not subject to a clawback provision:
—	NIH	(94,513)	(94,513)
—	GAGACQ Fund	(51,476)	(51,476)
Portion of Fund I distributed incentive income that Fortress is not entitled to (see footnote K of incentive income threshold tables)		(177,717)	(183,196)
Distributed-Gross		$894,278	$997,696

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
January 10, 2014

The amounts set forth under Undistributed Incentive Income, net of intrinsic clawback can be reconciled to the incentive income threshold tables as follows:

	Year ended December 31, 2012	Nine months ended September 30, 2013
	(Form 10-K pages 107-109)	(Form 10-Q pages 12-14)

Undistributed incentive income - Private Equity Funds	$10,896	$—
Undistributed incentive income - Private Equity Funds in Investment Period	—	5,013
Undistributed incentive income - Credit PE Funds	263,727	421,178
Undistributed incentive income - Credit PE Funds in Investment Period	245,246	191,237
Undistributed incentive income - Hedge Funds (total)	100,463	286,153
Less:
Portion of Fund I undistributed incentive income that Fortress is not entitled to (see footnote K per incentive income threshold tables)	(5,779)	—
Gross intrinsic clawback per incentive income threshold tables - Private Equity Funds	(87,121)	(85,840)
Undistributed, net of intrinsic clawback	$527,432	$817,741

Note 4 - Investments and Fair Value, page 113

Investments in Variable Interest Entities, page 117

2.
We note your disclosure on page 78 that many of your funds are considered variable interest entities (VIEs). Given your involvement with a number of entities and the fact that none of them are consolidated, please revise your future filings to provide a more specific understanding as to why certain entities are considered VIEs versus voting interest entities, and the key considerations in determining whether such entities should be consolidated. In this regard, we note your accounting policy disclosure on page 100 that discusses your consolidation policy in somewhat general terms but does not provide the reader with a sense of the specific types of funds with which you are involved and how your consolidation determination may vary by entity based on the consolidation model applied. For example, we note from your response to comment 22 in your January 18, 2007 letter that you were planning to modify the governance provisions of certain funds that were considered to be VIEs in a manner sufficient to trigger a change in status, and the proposed changes were going to make the entities voting interest entities. Thus, please tell us, and expand your disclosures as applicable, to discuss the types of funds which continue to remain evaluated as VIEs, and explain the typical features of these 46 funds.

Response
We respectfully inform the Staff that all of our interests in unconsolidated entities (both voting interest entities (VOEs) and variable interest entities (VIEs)) relate to (i) entities in which we have an investment, which are included in Investments on the Company’s balance sheet and described in Note 4 to our consolidated financial statements in our Form 10-K, and/or (ii) entities from which we earn fees, which are included in our revenues and described in Note 3 to our consolidated financial statements in our Form 10-K. Substantially all of the unconsolidated entities in which we have interests are either (1) Fortress Funds or (2) investing vehicles set up on behalf of a Fortress Fund to make investments. The Company notes that it provides a significant amount of information about the Fortress Funds throughout its filings which we believe provides investors with a substantial understanding of these entities. The Company views its specific disclosures regarding VIEs and VOEs in light of these disclosures.

We note that a significant majority of the 46 entities classified as VIEs are not Fortress Funds but are rather investing vehicles set up on behalf of the Fortress Funds to make investments. The Fortress Funds generally have a majority ownership and majority economic interest in the investing vehicles and have been determined to be most closely associated

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
January 10, 2014

with the investing vehicles. Most of the remaining VIEs are entities that are majority-owned and controlled by third parties and are insignificant in size.

We will revise our disclosure in our future filings substantially as set forth in our response to Comment 3 below in order to further clarify the facts set forth above as well as to provide a more specific understanding as to why certain entities are considered VIEs versus VOEs and the key considerations in determining whether such entities should be consolidated. This disclosure will be included in the Investments note to our consolidated financial statements, to which we will provide a cross-reference in our critical accounting policies disclosure in MD&A.

3.
As a related matter, you disclose that substantially all of your funds that are VIEs qualify for the deferral granted under ASU 2010-10, and accordingly your determination as to whether you are the primary beneficiary of such VIEs is based on whether you are exposed to the majority of the expected losses or receive a majority of the expected residual returns. We further note your disclosure that you determined that you are not the primary beneficiary of the VIE entities disclosed in the table on page 118 because the related funds, intermediate entities and feeder funds are more closely associated with these entities than Fortress based on both a quantitative and qualitative analysis. Please revise your disclosure in future filings to clarify how the related party and closely associated analysis impacts your determination as to whether you are the primary beneficiary of such VIEs.

Response
We respectfully inform the Staff that, as noted in the response to Comment 2 above, a significant majority of the 46 entities classified as VIEs are not Fortress Funds but are rather investing vehicles that are set up on behalf of Fortress Funds. The Fortress Funds generally have a majority ownership and a majority economic interest in the investing vehicles. In future filings, we will revise our disclosure to further clarify how the related party and closely associated analysis impacts our determination as to whether the Company is the primary beneficiary of a VIE. In addition, as mentioned in our response to Comment 2 above, we will provide a more specific understanding as to why certain entities are considered VIEs versus voting interest entities and the key considerations in determining whether such entities should be consolidated.

We expect the new disclosure to be substantially similar to the following:

Investments in Variable Interest Entities and other Unconsolidated Entities

All of Fortress’s interests in unconsolidated entities relate to (i) entities in which Fortress has an investment, which are included in Investments on the balance sheet and described in Note 4, and/or (ii) entities from which Fortress earns fees, which are included in revenues and described in Note 3.

As of December 31, 2012, Fortress had interests in 160 unconsolidated entities, 114 of which were entities, primarily Fortress Funds, classified as voting interest entities. These entities generally provided their limited partners or members unrelated to Fortress with the substantive ability to liquidate the Fortress Fund or otherwise remove Fortress as the general partner.

A significant majority of the 46 entities classified as VIEs were investing vehicles set up on behalf of the Fortress Funds to make investments. A Fortress Fund will generally have a majority ownership and a majority economic interest in the investing vehicles that are VIEs. Most of the remaining VIEs are entities that are majority-owned and controlled by third parties and are insignificant in size.

A Fortress Fund is generally the primary beneficiary of each of these investing vehicles because it is the entity most closely associated with the VIE based on the applicable consolidation guidance. Fortress is not considered the primary beneficiary of, and, therefore, does not consolidate, any of the VIEs in which it holds an interest, except as described below. No reconsideration events occurred during the years ended December 31, 2012, 2011 or 2010 which caused a change in Fortress’s accounting, except as described below.

The following table sets forth certain information regarding VIEs in which Fortress holds a variable interest as of December 31, 2012. The amounts presented below are included in, and not in addition to, the equity method investment tables above.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
January 10, 2014

		Fortress is not Primary Beneficiary
		December 31, 2012
Business Segment	# of VIEs	Gross Assets	Financial Obligations (A)	Fortress Investment (B)	Notes
Private Equity Funds	1	$[xxx,xxx]	$[xxx,xxx]	$[xxx,xxx]	(C) (F)
Castles	2	[xxx,xxx]	[xxx,xxx]	[xxx,xxx]	(C) (F)
Liquid Hedge Funds	3	[xxx,xxx]	[xxx,xxx]	[xxx,xxx]	(D) (F)
Credit Hedge Funds	6	[xxx,xxx]	[xxx,xxx]	[xxx,xxx]	(D) (E) (F)
Credit PE Funds	33	[xxx,xxx]	[xxx,xxx]	[xxx,xxx]	(D) (E) (F)

(A)	Footnote does not change from what was originally filed on Form 10-K.

(B)	Footnote does not change from what was originally filed on Form 10-K.

(C)
Includes Fortress Funds that are VIEs because the funds’ at-risk equity holders as a group lack the characteristics of a controlling financial interest because the decision making is through a management contract that is not an at-risk equity investment. Fortress is the investment manager of these funds. Fortress is not the primary beneficiary of these funds because it and its related parties do not absorb a majority of the funds' expected losses or residual returns based on a quantitative analysis.

(D)
Includes entities (including investing vehicles, intermediate entities and master funds) that are VIEs because the entity’s at-risk equity holders as a group lack the characteristics of a controlling financial interest because either (i) the group of at-risk equity holders does not have the ability to make decisions or have power over the activities that most significantly affect the success of the entity or impact the entity's economic performance or (ii) the voting rights of an investor are not proportional to its obligation to absorb the income or loss of the entity and substantially all of the entity’s activities either involve or are conducted on behalf of that investor and its related parties. Among the related party group, a Fortress Fund is determined to be most closely associated with, and thus is the primary beneficiary of, these VIEs because the VIE was designed to act on behalf of the Fortress Fund to make investments. In addition, the activities of the VIE are more significant to the Fortress Fund, and in evaluating exposure to the expected losses or variability associated with the economic performance of the VIEs, in most cases the Fortress Fund holds both a majority ownership and majority economic interest in the VIE.

(E)
Includes entities that are VIEs because the entity's equity investment at-risk is determined to be insufficient. Fortress is not the general partner, managing member or investment manager of these entities. The primary beneficiary of these entities is the third party investor who either is the general partner or has a majority ownership interest and a majority economic interest and power over the entity. These entities represent an insignificant portion of the amounts presented in the table.

(F)	Footnote (D) as originally filed on Form 10-K will now be footnote (F).

Fortress’s 46 VIEs are comprised of the 45 VIEs in the table above as well as an operating subsidiary of one of our private equity funds that is a VIE (“FCF”). Fortress is the primary beneficiary of, and thus consolidates, FCF. Fortress disclosed the consolidation of FCF in Note 4 (page 118), Investments in Variable Interest Entities, to its consolidated financial statements included in its Form 10-K.

Form 10-Q for the Quarter Ended September 30, 2013

Note 8 - Earnings Per Share and Distributions, page 32

4.
We note that the calculations of diluted earnings per share for the three and nine months ended September 30, 2012 reflect adjustments in the amount of ($22.3) million and ($42.9) million, respectively, related to the add back of the Principals’ and others’ interests in income of Fortress Operating Group, net of assumed income taxes at enacted rates, attributable to Fortress Operating Group units and fully vested RPUs exchangeable into Class

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
January 10, 2014

A shares. It is not clear why the adjustment is negative in light of the amount of principals’ and others’ interests in income of consolidated subsidiaries on your consolidated statements of operations. While we acknowledge your response to comment 18 in your letter dated December 16, 2011 where you describe that the methodology for calculating this amount is complex, we believe it would be beneficial to investors to expand your discussion to explain how this amount is determined, as well as discussing any qualitative information regarding the drivers of the amount and likelihood of these units being dilutive. Additionally, as it relates to the calculation of these amounts for the three and nine months ended September 30, 2012, please provide us with the details of the calculations so we can better understand the impact.

Response
We respectfully inform the Staff that substantially all of our business is conducted at the Fortress Operating Group (“FOG”) level (see our organizational structure presented on page 7 of the Company’s Form 10-K), and FOG’s net income (loss) is allocated pro rata between the FOG units held by the Company, on the one hand, and the Principals and one senior employee, on the other hand. The FOG income allocated to the Principals and one senior employee is not subject to corporate income tax. A substantial portion of the Company’s income is allocated to FIG Corp. and is subject to U.S federal and state income taxation (taxed at prevailing rates), while the remainder of the Company’s portion of FOG income is allocated directly to its shareholders and is not subject to a corporate level of taxation.

The primary difference between basic and diluted Earnings Per Share (“EPS”), if any, is income tax related. If the Principals and one senior employee converted all of their FOG units into Class A Shares, their portion of FOG’s income would become subject to corporate level taxation. Certain permanent differences in the Company’s tax calculation are not based on FIG Corp.’s ownership percentage of FOG. Thus, the effective tax rate changes when more income or loss is allocated to FIG Corp. This change in the effective tax rate results in incremental per share income or loss in the diluted EPS calculation, depending on whether the Company has income tax expense or benefit for the period. The comparison of the Company’s effective tax rate and the if-converted tax rate determines the dilutive or anti-dilutive impact of the FOG units held by the Principals and one senior employee.

Although there was income allocated to principals’ and others’ interests in consolidated subsidiaries on the Company’s statements of operations for the three and nine months ended September 30, 2012, this amount was completely offset by the effect of the if-converted income tax rate. As disclosed in Note 5 to our consolidated financial statements included in the Company’s Form 10-Q, the Company had estimated tax shortfalls of $30.0 million for the nine months ended September 30, 2012 related to the value of the RSUs and RPUs which vested during 2012 and which were charged to income tax expense as discrete events during 2012. As presented in Note 2 in the table below, an additional $47.7 million of income tax expense for the nine months ended September 30, 2012 related to these shortfalls would have been allocated to the corporate entity on an if-converted basis, resulting in the negative adjustment which has been disclosed in Note 1 (page 33) to our consolidated financial statements included in the Company’s Form 10-Q.

We respectfully inform the Staff that in future filings we will include the requested expanded qualitative discussion in our EPS footnote, which we expect to be substantially similar in nature to the paragraphs above.

We respectfully submit to the Staff the requested detailed calculations of the amounts of ($22.3) million and ($42.9) million, respectively, related to the add back of Principals’ and others’ interests in income of FOG, net of assumed income taxes at enacted rates, attributable to FOG units and fully vested RPUs exchangeable into Class A shares:

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
January 10, 2014

$ in thousands	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Income (Loss) Before Income Taxes, if converted (a)	$8,434	$25,660
Calculated Income tax benefit (expense), if converted (b)	(30,245)	(93,180)
Net Income (Loss) Available to Class A Shareholders, if converted	(21,811)	(67,520)

Less:
Net Income (Loss) attributable to Class A shareholders (c)	708	(23,923)
Dilution in earnings due to RPUs treated as a participating security of Fortress Operating Group and fully vested restricted Class A share units with dividend equivalent rights treated as outstanding Fortress Operating Group units (d)	(116)	(327)
Dividend equivalents declared on non-vested restricted Class A shares and restricted Class A share units (d)	(108)	(327)
Principals' and others' Interest in Income (Loss) of Fortress Operating Group, net of assumed corporate income taxes at enacted rates, attributable to Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares	$(22,295)	$(42,943)

(a)	See Note 1 below.

(b)	See Note 2 below.

(c)
As reported in the Consolidated Statement of Operations (Unaudited) in our Form 10-Q for the quarter ended September 30, 2013. This amount is added or subtracted so as to exclude Net Income (Loss) already attributed to Class A Shareholders for the applicable period.

(d)	As presented in Footnote 8, Earnings per Share and Distributions to our consolidated financial statements in Form 10-Q for the quarter ended September 30, 2013.

Note 1

$ in thousands	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012

Income (Loss) Before Income Taxes (e)	$10,547	$31,026
Less: Others' Interest in (income) loss (f)	(2,113)	(5,366)
Income (Loss) Before Income Taxes, if converted	$8,434	$25,660

(e)	As reported in the Consolidated Statement of Operations (Unaudited) in our Form 10-Q for the quarter ended September 30, 2013.

(f)
Represents the sum of the amounts reported under the line items (i) Employee interests in majority owned and controlled fund advisor and general partner entities and (ii) Other as disclosed in Note 6 (last table on page 28) to our consolidated financial statements in our Form 10-Q for the quarter ended September 30, 2013.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
January 10, 2014

Note 2

$ in thousands	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012

Fortress Investment Group consolidated income tax benefit (expense) (g)	$(3,881)	$(34,251)

As if converted income tax benefit (expense) adjustments:
Additional change in deferred tax asset-impact of equity compensation vesting (h)	(24,934)	(47,662)
Additional income tax benefit (expense) from the change in income (loss) attributable to Class A Shareholders on an if converted basis (i)	(3,301)	(9,957)
Other	1,871	(1,310)
Calculated Income tax benefit (expense), if converted	$(30,245)	$(93,180)

(g)	As reported in the Consolidated Statement of Operations (Unaudited) in our Form 10-Q for the quarter ended September 30, 2013.

(h)	This factor changes based on the amount of equity-based compensation delivered in a given period.

(i)
Changes in pre-tax income applicable to Class A shareholders are caused by changes in pre-tax income of Fortress Operating Group and by changes in the Class A shareholders' ownership interest in Fortress Operating Group.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212‑798-6081.

Sincerely,

/s/ Daniel N. Bass

Daniel N. Bass
Chief Financial Officer